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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 1)*







                   ACADIANA BANCSHARES, INC.
----------------------------------------------------------------------
                        (Name of Issuer)




            COMMON STOCK, $0.01 PAR VALUE PER SHARE

                 (Title of Class of Securities)




                          004280 10 3
-----------------------------------------------------------------------
                         (CUSIP Number)














                        Page 1 of 6 Pages
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----------------------                     ----------------------
CUSIP NO. 004280 10 3                         Page 2 of 6 Pages
----------------------                     ----------------------
------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                  (b) [ ]
------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Louisiana
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                              5.  SOLE VOTING POWER
NUMBER OF                         185,662
SHARES OWNED                  ------------------------------------------
BY EACH                       6.  SHARED VOTING POWER
REPORTING                         32,707
PERSON WITH                   ------------------------------------------
                              7.  SOLE DISPOSITIVE POWER
                                  185,662
                              ------------------------------------------
                              8.  SHARED DISPOSITIVE POWER
                                  32,707
------------------------------------------------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      218,369
------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                         [ ]
------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      8.5%
------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
      EP
------------------------------------------------------------------------
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CUSIP NO. 004280 10 3          13G           Page 3 of 6 Pages
----------------------                    ----------------------

Item 1(a).     Name of Issuer:

               Acadiana Bancshares, Inc.

Item 1(b).     Address of Issuer's Principal Executive Office:

               107 West Vermilion Street
               Lafayette, Louisiana  70501

Item 2(a).     Name of Person Filing:

               Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust.

Item 2(b).     Address of Principal Business Office, or, if None, Residence:

               Acadiana Bancshares, Inc.
               107 West Vermilion Street
               Lafayette, Louisiana 70501

Item 2(c).     Citizenship:

               State of Louisiana

Item 2(d).     Title of Class of Securities:

               Common Stock, $0.01 par value per share.

Item 2(e).     CUSIP Number:

               004280 10 3.

Item 3. If statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

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CUSIP NO. 004280 10 3                         Page 4 of 6 Pages
----------------------                     ----------------------

Item 4.        Ownership.

               (a)   Amount beneficially owned:

                     218,369

               (b)   Percent of class:

                     8.5%

               (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote  185,662
                                                               -------
               (ii)  Shared power to vote or to direct the vote 32,707
                                                                ------
               (iii) Sole power to dispose or to direct the disposition of
                     185,662
                     -------
               (iv)  Shared power to dispose or to direct the disposition of
                     32,707
                     ------

Item 5.        Ownership of five percent or less of a class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Al W. Beacham, M.D., William H. Mouton and Kaliste J. Saloom, Jr. are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the Acadiana Bancshares, Inc. Employee Stock Ownership Plan ("ESOP") which holds 185,662 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. In addition, a total of 32,707 shares held in the Trust have been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to such participating employees direction and, as a result of such shared voting power, are included in the shares beneficially owned by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

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CUSIP NO. 004280 10 3         13G            Page 5 of 6 Pages
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Item 10.      Certification.

              By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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----------------------                    ----------------------
CUSIP NO. 004280 10 3        13G             Page 6 of 6 Pages
----------------------                    ----------------------


                           SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13G is true, complete and correct.


                                     ACADIANA BANCSHARES, INC. EMPLOYEE
                                     STOCK OWNERSHIP PLAN TRUST



Date:  February 17, 1998        By:   /s/Al W. Beacham, M.D.
                                      -----------------------------------------
                                      Al W. Beacham, M.D.
                                      Trustee for the Acadiana Bancshares, Inc.
                                      Employee Stock Ownership Plan Trust



Date:  February 17, 1998        By:   /s/William H. Mouton
                                      -----------------------------------------
                                      William H. Mouton
                                      Trustee for the Acadiana Bancshares, Inc.
                                      Employee Stock Ownership Plan Trust



Date:  February 17, 1998        By:   /s/Kaliste J. Saloom, Jr.
                                      -----------------------------------------
                                      Kaliste J. Saloom, Jr.
                                      Trustee for the Acadiana Bancshares, Inc.
                                      Employee Stock Ownership Plan Trust
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